      As filed with the Securities and Exchange Commission on June 9, 1998

                                                   Registration No. 333-________
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           ---------------------------

                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                           ---------------------------


                            OAK HILL FINANCIAL, INC.
             (Exact name of Registrant as specified in its charter)

                               Ohio 671231-1010517
    (State or other jurisdiction(Primary Standard Industrial(I.R.S. Employer of incorporation or organization) Classification Code Number)Identification No.)

                           ---------------------------


                              14621 State Route 93
                               Jackson, Ohio 45640
                                 (740) 286-3283
          (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                           ---------------------------


                                  John D. Kidd
                      President and Chief Executive Officer
                            Oak Hill Financial, Inc.
                              14621 State Route 93
                               Jackson, Ohio 45640
                                 (740) 286-3283
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                           ---------------------------


                          Copies of Correspondence to:

   H. Grant Stephenson, Esq.                        Terri R. Abare, Esq.
Porter, Wright, Morris & Arthur              Vorys, Sater, Seymour and Pease LLP
      41 South High Street                         221 East Fourth Street
      Columbus, Ohio  43215                        Cincinnati, Ohio  45202
         (614) 227-2155                                 (513)723-4000

                           ---------------------------

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the Effective Date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                                      CALCULATION OF REGISTRATION FEE
==========================================================================================================
                                                        Proposed Maximum   Proposed Maximum     Amount of
    Title of Each Class of             Amount to be      Offering Price   Aggregate Offering  Registration
  Securities to be Registered           Registered         Per Share*           Price*            Fee*
----------------------------------------------------------------------------------------------------------
Common stock, without par value.......  1,006,250            $22.50           $22,640,625        $6,679
==========================================================================================================

* Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c), based on the average high and low prices of the Common Stock as reported on the Nasdaq National Market on June 5, 1998.

This Registration Statement shall be deemed to cover an indeterminate number of additional shares of Oak Hill Financial, Inc. Common Stock, without par value, as may be issuable pursuant to future stock dividends, stock splits or similar transactions.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

(RED HERRING LANGUAGE APPEARS AT 90 DEGREES AND READS AS FOLLOWS)
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION, OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY STATE.

        SUBJECT TO COMPLETION, PRELIMINARY PROSPECTUS DATED JUNE 9, 1998
                                   PROSPECTUS
                                 875,000 SHARES

                                 [OAK HILL LOGO]

                                  COMMON STOCK

         All of the 875,000 shares of common stock, without par value (the "Common Stock"), of Oak Hill Financial, Inc. (the "Company") offered hereby are being sold by shareholders of the Company (the "Selling Shareholders"). See "Selling Shareholders." The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Shareholders.

                                   ----------

         The Common Stock is traded on the Nasdaq National Market under the symbol "OAKF." On June 8, 1998, the last sale price of the Common Stock, as reported on the Nasdaq National Market, was $22.75 per share.

         SEE "RISK FACTORS" AT PAGE 8 FOR A DISCUSSION OF CERTAIN INFORMATION THAT SHOULD BE CAREFULLY CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES OFFERED HEREBY.

THE SHARES OF COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS OR DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION (THE "FDIC") OR ANY OTHER GOVERNMENTAL AGENCY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

================================================================================
                                                                 Proceeds to
                       Price to          Underwriting              Selling
                        Public           Discount (1)          Shareholders (2)
--------------------------------------------------------------------------------
Per Share              $                 $                     $
--------------------------------------------------------------------------------
Total (3)              $                 $                     $
================================================================================

(1) The Selling Shareholders and the Company have agreed to indemnify McDonald & Company Securities, Inc., and Advest, Inc. (the "Underwriters") against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting estimated expenses of $57,000 which will be paid by the Selling Shareholders.

(3) Two of the Selling Shareholders have granted the Underwriters a 30-day option to purchase up to an additional 131,250 shares of Common Stock on the same terms and conditions as set forth above to cover over-allotments. If such option is exercised in full, the total Price to Public, Underwriting Discount and total Proceeds to the Selling Shareholders will be $ , $ and $ , respectively. See "Underwriting."


         The shares of Common Stock are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that certificates for the shares of Common Stock will be available for delivery on or about ___________________, 1998.

     MCDONALD & COMPANY                                    ADVEST, INC.
      SECURITIES, INC.

                  The date of this Prospectus is June __, 1998

                        [Insert Map of Bank Service Area]















                                   ----------


THE UNDERWRITERS MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, THE PURCHASE OF COMMON STOCK TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING." SUCH STABILIZING TRANSACTIONS, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the Commission's public reference room located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and its regional offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 15th Floor, New York, New York 10048. Copies of such material may also be obtained at prescribed rates by writing the Securities and Exchange Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549 and its public reference facilities in Chicago, Illinois and New York, New York. The Commission also maintains a Web site that contains copies of such materials and the address of the Web site is (http://www.sec.gov).

         The Common Stock is listed on the Nasdaq National Market, and accordingly such reports and other information concerning the Company also are available for inspection and copying at the offices of the Nasdaq Stock Market, 1735 K. Street, N.W., Washington D.C. 20006.

         The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), for the registration under the Securities Act of the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement for further information with respect to the Company and the Common Stock offered hereby. Statements contained herein concerning the provisions of documents filed as exhibits to the Registration Statement are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

                      INFORMATION INCORPORATED BY REFERENCE

         There are hereby incorporated by reference into this Prospectus and made a part hereof the following documents filed by the Company with the Commission pursuant to the Exchange Act:

         (1) the Annual Report on Form 10-KSB for the fiscal year ended December 31, 1997, filed with the Commission on March 30, 1998;

         (2) the Definitive Proxy Statement for the 1998 Annual Meeting of Shareholders, filed with the Commission on March 27, 1998; and

         (3) the Quarterly Report on Form 10-QSB for the quarter ended March 31, 1998, filed with the Commission on May 14,1998.

         In addition, the description of the Common Stock contained in the Company's Registration Statement on Form 8-A filed pursuant to Section 12 of the Exchange Act, including any amendment thereto or report filed under the Exchange Act for the purpose of updating such description is also incorporated by reference in this Prospectus and made a part hereof. All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus shall be deemed to be incorporated by reference into the Prospectus and to be a part hereof as of their respective dates. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         Any person to whom a copy of this Prospectus is delivered, including a beneficial owner, may obtain without charge, upon written or oral request, a copy of any of the documents incorporated by reference herein, except for the exhibits to such documents, unless such exhibits are specifically incorporated by reference herein. Requests should be directed to David G. Ratz, Oak Hill Financial, Inc., 14621 State Route 93, Jackson, Ohio 45640.

         Unless otherwise indicated in this Prospectus, (i) all information assumes no exercise of the Underwriters' over-allotment option, (ii) all share information has been adjusted for a 700-for-1 stock split effected October 10, 1995 and a 5-for-4 stock split distributed June 1, 1998. In addition, the historical financial information reflects the acquisition of Unity Savings Bank on October 2, 1997, a merger transaction which was accounted for as a pooling-of-interests.


                                   THE COMPANY

         Oak Hill Financial, Inc., an Ohio corporation (the "Company"), is a bank holding company headquartered in Jackson, Ohio. The Company was incorporated in 1981 for the purpose of becoming the holding company for Oak Hill Banks (the "Bank"), an Ohio chartered bank that was established in 1902. The Bank operates 15 full-service offices and a loan production office in nine counties in southern Ohio. Through the Bank, the Company is engaged in the business of commercial banking and other permissible activities closely related to banking. At March 31, 1998, the Company had total assets of $375.4 million, total deposits of $321.2 million and stockholders' equity of $34.4 million.

         Since the mid-1980s, the Company has pursued a growth strategy designed to build franchise value through internal and external growth to achieve economies of scale that would enable the Company to compete more effectively in the rapidly evolving financial services industry. Given the Company's dominant share in its historical market area, management recognized that the desired growth levels would have to come from expansion into new markets through de novo branching and acquisitions of other financial institutions.

         The strategy for internal growth was based on providing customer-oriented, personalized banking services in mid-sized communities predominantly within a 100-mile radius of Jackson. By providing the Bank's local managers with control over loan and deposit pricing decisions in the communities served, the management believes it is more responsive to its customers than many of its competitors. The Bank has also expanded its residential mortgage loan product line and added several new offerings to its product and service mix, including direct deposit checking, 24-hour telephone banking, and automated clearinghouse origination services. The Bank has also installed several off-premises ATMs in high-traffic locations to supplement its branch network.

         External growth through acquisitions has also been an important part of the Company's growth strategy. In 1985, the Bank expanded its market area through the acquisition of a small bank in Warren County. The Bank's recent acquisition of Unity Savings Bank ("Unity") in October 1997 enabled the Bank to expand its market area and increase its asset size. The Unity merger, which was accounted for as a pooling of interests, added $63.1 million in assets and three full-service offices to the Bank.

         The Company's strategic direction has resulted in more than doubling of asset size since December 31, 1993, including the Unity merger. Management believes that significant internal and external growth opportunities remain and that the Company is positioned for future growth based on the following characteristics:

         SUCCESSFUL TRACK RECORD OF GROWTH. Although the Company has actively pursued acquisition opportunities, approximately $138.6 million of the Company's asset growth since December 31, 1993, has been generated through internal growth, including the opening of de novo branches in Chillicothe, Portsmouth, Circleville, West Portsmouth, and Trenton, Ohio. Continuing its pattern of de novo branch openings, the Company filed a regulatory application in June 1998 to open a branch in Athens, Ohio. The Company will continue to pursue asset growth and market expansion through acquisitions and mergers as appropriate opportunities emerge.

         CONSISTENT PROFITABILITY. The Company's rate of growth has been accomplished without sacrifice to earnings as the Company has maintained consistent levels of profitability over the last several years. Excluding the Unity merger, net income from December 31, 1992 through September 30, 1997 increased at approximately a 21% compound annual rate, and the Company's return on average assets and return on average equity averaged 1.29% and 16.23%, respectively, during the same period. For the three months ended March 31, 1998, return on average assets was 1.45% (annualized), and return on average equity was 16.81% (annualized).

         EXCELLENT ASSET QUALITY. The Company has established and adhered to loan underwriting standards which have contributed to a history of excellent asset quality. For the five years ended December 31, 1997, net charge-offs have averaged 0.13% of average loans each year. For the three months ended March 31, 1998, net charge-offs (annualized) were 0.16% of average loans, and at March 31, 1998, the ratio of non-performing assets to total assets was only 0.26%. In addition, at the same date, the Company's allowance for loan losses was 392.1% of non-performing loans and 1.30% of total loans.

         STRONG CAPITALIZATION. Throughout the Company's history, the Company has been well capitalized, and the Bank has consistently exceeded regulatory capital requirements. At March 31, 1998, the Company's ratio of stockholders' equity to total assets was 9.17%.

         There can be no assurance, however, that the Company will be able to maintain its historical levels of growth, profitability, asset quality and capitalization. See "Risk Factors."

         In December 1997, the Company formed a new subsidiary, Action Finance Company ("Action Finance"), a consumer finance company offering small personal loans and other specialty consumer financing to borrowers that are outside the Bank's traditional customer base. Action Finance is a licensed lender with the Ohio Division of Consumer Finance. It opened with two offices in Jackson and Wellston, Ohio. The chief executive officer of Action Finance is Robert H. Huchison, a finance company executive with 24 years of experience.

         The Company intends to pursue a niche strategy with respect to Action Finance, seeking higher-quality loans than are typical for consumer finance companies and offering highly competitive rates. With strict control of credit quality coupled with growth and future expansion into new markets, management believes that Action Finance has the potential to make a positive contribution to the Company's earnings within the next several years.

         The Company's principal executive offices are located at 14621 State Route 93, Jackson, Ohio 45640. Its telephone number is (740) 286-3283.

           CAUTIONARY STATEMENT CONCERNING FORWARD LOOKING STATEMENTS

         Certain statements contained in this prospectus and in documents incorporated by reference in this prospectus, contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to numerous assumptions, risks, and uncertainties. Actual results could differ materially from those contained in or implied by the Company's statements for a variety of factors including: changes in economic conditions, movements in interest rates, competitive pressures on product pricing and services, success and timing of business strategies, the nature and extent of governmental actions and reforms, and extended disruption of vital infrastructure. Such forward-looking statements should be viewed as strategic objectives rather than predictions of future performance.

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION

         The following selected consolidated financial information of the Company for the five years ended December 31, 1997 has been derived from the Company's audited consolidated financial statements. The selected consolidated financial information of the Company for the three months ended March 31, 1997 and 1998 is derived from unaudited consolidated financial statements of the Company. This data should be read in conjunction with the consolidated financial statements, related notes, and other financial information of the Company incorporated by reference to this document. See "Information Incorporated By Reference."

                                                   At or For                                  In Thousands
                                               the Three Months
                                                Ended March 31.                    At or For the Year Ended December 31,
                                             --------------------     ----------------------------------------------------------
                                               1998        1997         1997         1996        1995         1994          1993
                                               ----        ----         ----         ----        ----         ----          ----
SUMMARY OF FINANCIAL CONDITION(1)
Total assets ............................    $375,428    $327,869     $361,917     $311,854    $268,322     $238,806      $226,447
Interest-bearing deposits
    and federal funds sold ..............      12,218       4,030        3,773        4,135      10,956        1,514        13,176
Investment securities (2) ...............      52,133      59,761       51,989       51,171      40,987       43,708        41,211
Loans receivable - net (3) ..............     291,736     244,678      285,249      237,669     200,206      178,045       160,171
Deposits ................................     321,166     275,346      301,965      258,622     230,678      209,805       205,181
Federal Home Loan Bank (FHLB)
    advances and other borrowings(4) ....      16,524      19,639       24,705       21,437       8,905        8,161         2,100
Shareholders' equity ....................      34,427      31,030       33,349       30,349      27,502       19,734        18,118

SUMMARY OF OPERATIONS (1)
Interest income .........................       7,634       6,562     $ 28,254     $ 24,169    $ 21,097     $ 17,529      $ 16,668
Interest expense ........................       3,654       3,249       13,707       11,619      10,844        7,817         7,692
                                             --------    --------     --------     --------    --------     --------      --------
    Net interest income .................       3,980       3,313       14,547       12,550      10,253        9,712         8,976
Provision for loan losses ...............         277         106        1,150          859         581          363           472
                                             --------    --------     --------     --------    --------     --------      --------
Net interest income after
    provision for loan losses ...........       3,703       3,207       13,397       11,691       9,672        9,349         8,504
Gain on sale of loans ...................         144          14          163           85          57           28           219
Gain (loss) on sale of assets ...........          18        --            (60)          25         (77)         (67)           88
Other non-interest income ...............         354         338        1,310        1,291       1,119          858           827
Non-interest expense (5) ................       2,298       1,914        9,050        7,606       6,567        6,504         5,770
                                             --------    --------     --------     --------    --------     --------      --------
    Earnings before federal income
        taxes and cumulative effect of
        change in accounting method .....       1,921       1,645        5,760        5,486       4,204        3,664         3,868

Federal income taxes ....................         615         548        2,052        1,774       1,425        1,229         1,366
                                             --------    --------     --------     --------    --------     --------      --------
Earnings before cumulative effect
   of change in accounting method .......       1,306       1,097        3,708        3,712       2,779        2,435         2,502
Cumulative effect of change in method
    of accounting for income taxes (6)...        --          --           --           --          --           --             446
                                             --------    --------     --------     --------    --------     --------      --------
Net earnings ............................    $  1,306    $  1,097     $  3,708     $  3,712    $  2,779     $  2,435      $  2,948
                                             ========    ========     ========     ========    ========     ========      ========

PER SHARE INFORMATION (1)(7)
Earnings per share (basic) ..............    $    .30    $    .25     $    .84     $    .85    $    .72     $    .66      $    .82
Earnings per share (diluted) ............    $    .29    $    .25     $    .83     $    .84    $    .72     $    .65      $    .81
Book value ..............................    $   7.82    $   7.06     $   7.58     $   6.90    $   6.26     $   5.36      $   4.91

                                                   At or For                                  In Thousands
                                               the Three Months
                                                Ended March 31.                    At or For the Year Ended December 31,
                                              -------------------       ---------------------------------------------------------
                                                1998        1997         1997         1996        1995         1994          1993
                                                ----        ----         ----         ----        ----         ----          ----
OTHER STATISTICAL AND
OPERATING DATA(1)
Return on average assets(8)..............        1.45%       1.39%        1.09%        1.29%       1.08%        1.05%         1.33%
Return on average equity(8)..............       15.58       14.48        11.70        12.88       11.64        12.84         17.02
Net interest margin......................        4.57        4.38         4.54         4.56        4.12         4.40          4.32
Interest rate spread during period.......        3.83        3.69         3.95         3.91        3.43         3.88          3.93
Non-interest expense to average assets...        2.55        2.43         2.67         2.64        2.55         2.80          2.61
Total allowance for loan losses
  to nonperforming loans.................      392.10      265.80       360.40       292.80      144.80       350.90        216.20
Total allowance for loan losses
  to total loans.........................        1.30        1.25         1.30         1.22        1.17         1.21          1.19
Nonperforming loans to total loans.......        0.57        0.47         0.36         0.42        0.81         0.35          0.55
Nonperforming assets to total assets.....        0.45        0.36         0.29         0.32        0.63         0.32          0.41
Net charge-offs to average loans.........        0.04        0.00         0.12         0.14        0.21         0.06          0.11
Equity to assets at period end...........        9.17        9.46         9.22         9.73       10.25         8.25          8.00
Number of full-service offices...........       15          15           15           14          13           12            11


---------------------------------

(1) The Company merged Unity with and into the Bank, on October 2, 1997. The merger was accounted for as a pooling-of-interests. Accordingly, the consolidated financial statements for all prior periods have been restated as if the merger had occurred on January 1, 1993.

(2) Includes investment securities designated as held to maturity and available for sale. The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities" as of January 1, 1994. See Notes A-2 and B of Notes to Consolidated Financial Statements for additional information regarding the composition and classification of investment securities pursuant to this Statement.

(3)      Includes loans held for sale.

(4) FHLB advances and other borrowings at December 31, 1994 and 1993 included $2.1 million of notes payable to principal shareholders.

(5) Non-interest expense for 1997 included $920,000 in pre-tax expenses incurred pursuant to the merger with Unity.

(6) Reflects the Company's adoption of SFAS No. 109, "Accounting for Income Taxes" in 1993.

(7) Per share information gives retroactive effect to the 700-for-1 stock split effected October 11, 1995, the 5-for-4 stock split effected June 1, 1998, and the issuance of shares in the Unity transaction.

(8) Excluding after-tax merger-related expenses of $767,000, the Company's return on average assets and return on average equity for the year ended December 31, 1997, would have totaled 1.32% and 14.12%, respectively.

                                  RISK FACTORS

         Prospective investors should consider the following risk factors, in addition to other information contained or incorporated by reference herein, in connection with a decision to purchase the shares offered hereby.

         Growth Strategy. The Company has pursued and continues to pursue a strategy of growth. The success of the Company's growth strategy will depend largely upon its ability to manage its credit risk and control its costs while providing competitive products and services. This growth strategy may present special risks, such as the risk that the Company will not efficiently handle growth with its present operations, the risk of dilution of book value and earnings per share as a result of an acquisition, the risk that earnings will be adversely affected by the start-up costs associated with establishing new products and services, the risk that the Company will not be able to attract and retain qualified personnel needed for expanded operations, and the risk that its internal monitoring and control systems may prove inadequate. In addition, due to the rapid growth of the Company, many of the Company's loans are unseasoned, so the potential for additional loans losses has increased even though the Company continues to adhere to the same underwriting criteria and monitoring procedures that have resulted in the Company's present loan loss experience.

         Potential Impact of Changes In Interest Rates. The Company's results of operations are dependent to a large degree on net interest income, the difference between interest income from loans and investments and interest expense on deposits and borrowings. One common measurement of interest rate risk, known as the interest rate gap, is the difference between interest-earning assets and interest-bearing liabilities repricing or maturing within various time frames, expressed as a percentage of total assets. At December 31, 1997, the Company had a cumulative interest rate gap of negative 8.19% for one year. As a result of this negative interest rate gap position, the costs associated with the Company's deposits could be expected to increase more rapidly than the Company's income from loans and investments in a period of rising interest rates. Consequently, a significant increase in market rates of interest could adversely affect net interest income. Conversely, a significant decrease in market rates of interest could result in increased net interest income.

         Credit Risk; Exposure To Economic Conditions in Southeastern Ohio. A significant risk facing lenders generally is credit risk, which is the risk of losing principal and accrued interest if borrowers fail to perform according to the terms of the loan agreements. Moreover, the Bank's concentration of loans in Jackson, Gallia, Pickaway, Ross, Scioto, Vinton and Athens Counties, exposes it to risks resulting from changes in these local economies in southeastern Ohio. While the Bank's market area includes Butler and Warren Counties, which are located in southwestern Ohio, its lending operations are concentrated in the above-mentioned southeastern Ohio counties. In addition, through its Action Finance subsidiary, the Company is targeting loan products to borrowers in these southeastern Ohio counties who have typically a higher credit risk profile than the lending customers of the Bank, a strategy which may increase the Company's sensitivity to changes in economic conditions in these southeastern Ohio counties. From time to time, the growth of the local economies of these southeastern Ohio counties has lagged the rest of Ohio. For example, as of March 1998 (the latest date for which estimates are available), the average unemployment rate in these southeastern Ohio counties was 9.6% while the statewide unemployment rate was 4.3% (seasonally adjusted), according to estimates by the Ohio Bureau of Employment Services.

         Control by Management; Anti-Takeover Provisions. Evan E. Davis, John D. Kidd and D. Bruce Knox (the "Principal Shareholders") own in the aggregate approximately 54.9% of the outstanding shares of Common Stock of the Company. After the completion of this offering the Principal Shareholders will own an aggregate of approximately 36.0% of the outstanding shares. Accordingly, the Principal Shareholders will retain significant power with respect to the election of Directors of the Company and with respect to the outcome of other matters submitted to the Company's shareholders for approval. Assuming that the Principal Shareholders continue to retain a substantial percentage of the outstanding voting shares of the Company, such ownership position could be expected to deter any prospective acquiror from seeking to acquire ownership or control of the Company, and the Principal Shareholders would be able to defeat any acquisition proposal that requires approval of two-thirds of the Company's shareholders, if the Principal Shareholders chose to do so. In addition, the Principal Shareholders may make a private sale of shares of common stock of the Company which they own, including to a person seeking to acquire ownership or control of the Company. In addition to Ohio and federal laws and regulations governing changes in control of insured depository institutions, the Company's Articles of Incorporation and Code of Regulations contain certain provisions which may delay or make more difficult an acquisition of control of the Company. For example, the Company's Articles of Incorporation do not exempt the Company from the provisions of Ohio's "control share acquisition" and "merger moratorium" statutes. The Company has 3,000,000 shares of authorized but unissued preferred stock, par value $ .01 per share, which may be issued in the future with such rights, privileges and preferences as are determined by the Board of Directors of the Company. In December 1997, the Board of Directors of the Company approved and adopted a shareholder rights plan that contemplates the issuance of rights to purchase preferred stock of the Company to the Company's common shareholders of record as of February 17, 1998, as set forth in the Rights Agreement entered into between the Company and Fifth Third Bank on January 23, 1998.

         Limited Trading Market; Shares Eligible for Future Sale; Possible Volatility of Stock Price. The Common Stock is traded on the Nasdaq National Market under the symbol "OAKF." During the 12 months ending April 30, 1998, the average weekly trading volume in the Common Stock has been less than 2,000 shares per week. There can be no assurance given as to the liquidity of the market for the Common Stock or the price at which any sales may occur, which price will depend upon, among other things, the number of holders thereof, the interest of securities dealers in maintaining a market in the Common Stock and other factors beyond the control of the Company. The market price of the Common Stock could be adversely affected by the sale of additional shares of Common Stock owned by the Company's current shareholders. The Principal Shareholders are permitted to sell certain limited amounts of Common Stock without registration, pursuant to Rule 144 under the Securities Act. The market price for the Common Stock could be subject to significant fluctuations in response to variations in quarterly and yearly operating results, general trends in the banking industry and other factors. In addition, the stock market can experience price and volume fluctuations that may be unrelated or disproportionate to the operating performance of affected companies. These broad fluctuations may adversely affect the market price of the Common Stock.

         Dependence on Management. The Company's success depends to a great extent on its senior management, including its Chairman, Evan E. Davis; President, John D. Kidd; Executive Vice President, Richard P. LeGrand; Secretary/Treasurer, H. Tim Bichsel; and Vice President, David G. Ratz. The loss of their individual services could have a material adverse impact on the Company's financial stability and its operations. In addition, the Company's future performance depends on its ability to attract and retain key personnel and skilled employees, particularly at the senior management level. The Company's financial stability and its operations could be adversely affected if, for any reason, one or more key executive officers ceased to be active in the Company's management. The Company does not own or currently plan to acquire "key man" life insurance on the lives of any of its key employees.

         Competition. Banking institutions operate in a highly competitive environment. The Company competes with other commercial banks, credit unions, savings institutions, finance companies, mortgage companies, broker-dealers, mutual funds, and other financial institutions, many of which have substantially greater financial resources than the Company. Certain of these competitors offer products and services that are not offered by the Company and certain competitors are not subject to the same extensive laws and regulations as the Company. Additionally, consolidation of the financial services industry in Ohio and in the Midwest in recent years has increased the level of competition. Recent and proposed regulatory changes may further intensify competition in the Company's market area.

         Holding Company Structure; Government Regulations and Policies. The Company is a single-bank holding company, the profitability of which is entirely dependent on the profitability of the Bank and the upstream payment of dividends from the Bank to the Company. Under state and federal banking law, the payment of dividends by the Company and the Bank is subject to capital adequacy requirements. The inability of the Bank to generate profits and pay such dividends to the Company, or regulatory restrictions on the payment of such dividends to the Company even if earned, would have an adverse effect on the financial condition and results of operations of the Company and the Company's ability to pay dividends to the shareholders.

         As a bank holding company, the Company is subject to regulation, examination and supervision by the Board of Governors of the Federal Reserve System. The Bank is an Ohio-chartered, federally-insured bank subject to both state and federal regulations, including comprehensive regulation, examination and supervision by the Ohio Division of Banks (the "Ohio Division") and the FDIC. These regulations are primarily intended to protect depositors and may impose limitations on the Company which may not be in the best interest of its stockholders. Regulations now affecting the Company and the Bank may be changed at any time, and the interpretation of those regulations by examining authorities also is subject to change. Legislative proposals are made from time to time which, if enacted, could adversely affect banking corporations generally, including the Company. It is not possible to predict whether any such initiatives will be successful, or what would be the precise effect of such initiatives on the Company if enacted. There can be no assurance that future changes in the regulations or in the interpretation thereof will not adversely affect the business of the Company or the Bank. Changes in the government's monetary, fiscal, housing finance or tax policies may also adversely affect the business of the Company or the Bank.

                    PRICE RANGE OF COMMON STOCK AND DIVIDENDS

         Price Range of Common Stock. The high and low sales prices for the Company Common Stock as reported on the Nasdaq National Market during each quarter of 1996, 1997, and 1998 are as follows. High and low sale prices have been restated to give effect to the Company's June 1, 1998 5-for-4 stock split distributed in the form a stock dividend.

         Quarter Ended                             High          Low
         -------------                             ----          ---

         March 31, 1996.........................  $ 8.00       $ 7.60
         June 30, 1996..........................    9.80         7.60
         September 30, 1996.....................    9.80         8.80
         December 31, 1996......................   10.40         9.20

         March 31, 1997.........................   11.40         9.80
         June 30, 1997..........................   16.80        10.80
         September 30, 1997.....................   16.80        15.40
         December 31, 1997......................   18.80        15.40

         March 31, 1998.........................   23.70        17.60
         April 1, 1998 through June 8, 1998.....   24.00        21.375


         At April 30, 1998, the Company had approximately 1,400 shareholders (approximately 360 shareholders of record) and 4,402,237 shares of Common Stock outstanding.

         Dividends. The ability of the Company to pay cash dividends to shareholders is limited by its ability to receive dividends from its subsidiaries. The State of Ohio places certain limitations on the payment of dividends by Ohio state-chartered banks.

         The Company declared the following quarterly cash dividends in 1996, 1997, and 1998 (restated to give effect to the Company's June 1, 1998 stock split):

         Quarter Ended                             Dividend Declared
         -------------                             -----------------

         March 31, 1996.........................         $0.04
         June 30, 1996..........................          0.04
         September 30, 1996.....................          0.04
         December 31, 1996......................          0.05

         March 31, 1997.........................          0.05
         June 30, 1997..........................          0.05
         September 30, 1997.....................          0.05
         December 31, 1997......................          0.06

         March 31, 1998.........................          0.06

         Future cash and stock dividends will be subject to determination and declaration by the Board of Directors and will consider, among other factors, the Company's financial condition and results of operations, investment opportunities, capital requirements, and regulatory limitations.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS


Basis of Presentation
---------------------

         On October 1, 1997, the Company merged Unity with and into the Bank in a transaction that was accounted for as a pooling-of-interests. Accordingly, the Company's consolidated financial statements for periods prior to the merger have been restated to reflect the effects of the business combination as of the beginning of such periods.

Discussion of Financial Condition Changes from December 31, 1997 to March 31,
-----------------------------------------------------------------------------
1998
----

         At March 31, 1998, the Company had total assets of $375.4 million, an increase of approximately $13.5 million, or 3.7%, over December 31, 1997 levels. The increase in total assets was funded primarily by growth in the deposit portfolio of $19.2 million and undistributed net earnings of $1.0 million, which were partially offset by a decrease in Federal Home Loan Bank advances of $8.2 million.

         Cash, federal funds sold and investment securities totaled $72.5 million at March 31, 1998, an increase of $6.9 million, or 10.5%, over December 31, 1997 levels. During the three months ended March 31, 1998, management purchased $6.4 million of investment securities, while $6.3 million of securities matured. Securities purchased consisted primarily of U.S. Treasury notes and U.S. Government agency securities. The increase in cash, federal funds sold and investment securitiesreflects management's efforts to maintain adequate levels of liquidity while maximizing yield on short-term investments.

         Loans receivable and loans held for sale totaled $291.7 million at March 31, 1998, an increase of $6.5 million, or 2.3%, over the total at December 31, 1997. Loan disbursements totaled approximately $54.2 million during the 1998 three month period, while principal repayments and sales amounted to $38.4 million and $9.0 million, respectively. Loan disbursements increased by $12.1 million, or 28.6%, during the 1998 period, as compared to the same period in 1997. Loans originated in 1998 were primarily comprised of commercial loans and 1-4 family residential loans.

         The Company's allowance for loan losses amounted to $3.8 million at March 31, 1998, an increase of $97,000 or 2.6% over the total at December 31, 1997. The allowance for loan losses represented 1.30% of the total loan portfolio at March 31, 1998 and December 31, 1997. The Company's allowance represented 392.1% and 360.4% of non-performing loans, which totaled $980,000 and $1.0 million at March 31, 1998 and December 31, 1997, respectively.

         The deposit portfolio totaled $321.2 million at March 31, 1998, an increase of $19.2 million, or 6.4%, over December 31, 1997 levels. Proceeds from deposit growth were utilized to fund loan origination and to repay advances from the Federal Home Loan Bank. The increase resulted primarily from management's marketing efforts and continued growth at newer branch facilities.

         The Company and the Bank are required to maintain minimum regulatory capital pursuant to federal regulations. At March 31, 1998, the Company's and the Bank's regulatory capital substantially exceeded all regulatory capital requirements and the Company and the Bank were classified as well capitalized for regulatory purposes.

Comparison of Results of Operations for the Three-Month Periods Ended March 31,
-------------------------------------------------------------------------------
1998 and 1997
-------------

General
-------

         Net earnings for the three months ended March 31, 1998 totaled $1.3 million, an increase of $209,000, or 19.1%, over the $1.1 million in net earnings reported in the comparable 1997 period. The increase in earnings in the 1998 period was primarily attributable to a $496,000 increase in net interest income after provision for losses on loans and a $164,000 increase in other income, which were partially offset by a $384,000 increase in general, administrative and other expenses and an increase in the federal income tax provision of $67,000.

Net Interest Income
-------------------

         Total interest income for the three months ended March 31, 1998 increased by $1.1 million, or 16.3%, generally reflecting the effects of growth in average interest-earning assets from $306.9 million to $353.0 million for the three month periods ending March 31, 1997 and 1998, respectively, coupled with an increase in the weighted-average yield year-to-year from 8.67% to 8.77%. Similarly, total interest expense increased for the three months ended March 31, 1998 by $405,000, or 12.5%, reflecting the growth in average interest-bearing liabilities from $264.7 million to $306.9 million; however, the weighted-average cost of funds decreased from from 4.98% to 4.94%, during the respective three month periods.

         As a result of the foregoing changes in interest income and interest expense, net interest income increased by $667,000, or 20.1%, for the three months ended March 31, 1998, as compared to the same period in 1997. The interest rate spread amounted to 3.83% and 3.69% for the three months ended March 31, 1998 and 1997, while the net interest margin was 4.57% and 4.38% for the three months ended March 31, 1998 and 1997, respectively.

Provision for Losses on Loans
-----------------------------

         The provision for losses on loans totaled $277,000 for the three months ended March 31, 1998, an increase of $171,000 over the comparable 1997 period. The increase in the provision in the current period was primarily attributable to growth in the portfolio year to year.

         Although management believes that it uses the best information available in providing for possible loan losses and believes that the allowance was adequate at March 31, 1998, future adjustments to the allowance could be necessary and net earnings could be affected if circumstances and/or economic conditions differ substantially from the assumptions used in making the initial determinations.

Other Income
------------

         Other income for the three months ended March 31, 1998, totaled $516,000, an increase of $164,000, or 46.6%, over the $352,000 reported in the comparable 1997 period. The increase resulted from a $20,000, or 5.9% increase in service fees, charges and other operating income, an increase of $130,000, or 928.6%, in gain on sale of loans, and a $14,000 gain on sale of investments. The increase in gain on sale of loans was primarily attributable to an increase in the number of residential mortgage loans originated and sold from the comparable 1997 period.

General, Administrative and Other Expense
-----------------------------------------

         General, administrative and other expense increased for the three months ended March 31, 1998 by $384,000, or 20.1%. The increase was due primarily to a $279,000, or 27.7%, increase in employee compensation and benefits, and an increase in franchise taxes of $13,000, which were partially offset by a $31,000, or 9.1%, decrease in occupancy and equipment expense, and a $2,000, or 11.8%, decrease in federal deposit insurance premiums. Other operating expenses also increased year-to-year by $125,000, or 28.8%.

         The increase in employee compensation and benefits was due primarily to additional staffing levels, primarily related to the start-up of the Action subsidiary, coupled with normal merit increases, which were partially offset by an increase in deferred costs related to greater lending volume year-to-year. The increase in franchise taxes resulted from greater levels of stockholders' equity in 1998. The decrease in occupancy and equipment expense resulted primarily from expenses related to the addition of new branch facilities during the first quarter of 1997. The increase in other operating expenses was primarily attributable to costs incurred in connection with the inception of the Action subsidiary, coupled with the Company's overall growth year to year.

Federal Income Taxes
--------------------

         The provision for federal income taxes increased by $67,000, or 12.2%, during the three months ended March 31, 1998, as compared to the same period in 1997 due principally to the higher level of pre-tax income. The effective tax rates for the three month periods ended March 31, 1998 and 1997 were 32.0% and 33.3%, respectively.

                              SELLING SHAREHOLDERS

         The following table sets forth certain information regarding the beneficial ownership of the Common Stock by each Selling Shareholder on May 1, 1998 and as adjusted to reflect the sale of shares offered hereby. The persons named in this table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, except as otherwise indicated.

                             Before the Offering                           After the Offering
                         --------------------------     Shares        ----------------------------
                         Number of      Percentage      Being         Number of        Percentage
                         Shares (1)    of Class (2)   Offered (3)     Shares (1)      of Class (2)
                         ----------    ------------   -----------     ----------      ------------
Evan E. Davis .......     1,409,964        32.0%        560,000          849,964          19.3%

John D. Kidd ........       685,602        15.6%        270,600          415,002           9.4%

Richard P. LeGrand ..        54,000        1.2%          25,200           28,800           0.7%

Donna J. Lloyd ......        42,720        1.0%          19,200           23,520           0.5%
                          ---------        ----         -------        ---------          ----

     TOTALS .........     2,192,286        49.8%        875,000        1,317,286          29.9%
                          =========        ====         =======        =========          ====

-------------------

(1) For purposes of the above table, a person is considered to "beneficially own" any shares with respect to which he/she exercises sole or shared voting or investment power or of which he/she has the right to acquire the beneficial ownership within 60 days of May 1, 1998. Unless otherwise indicated, voting power and investment power are exercised solely by the person named above or shared with members of his household.

(2) "Percentage of Class" is calculated by dividing the number of shares beneficially owned by the total number of outstanding shares of the Company on March 31, 1998 plus the number of shares such person has the right to acquire within 60 days of May 1, 1998.

(3) This table assumes no exercise of the Underwriters' over-allotment option granted by Mr. Kidd and Mr. Davis. If the over-allotment option is exercised in full: (i) the number of shares being offered by Mr. Davis would be 646,625 shares and the number of shares owned by Mr. Davis and percentage of class after the offering would be 763,339 shares, and 17.3%, respectively; (ii) the number of shares being offered by Mr. Kidd would be 315,225 shares and the number of shares owned by Mr. Kidd and percentage of class after the offering would be 370,377 shares and 8.4%, respectively; and (iii) the totals would be 1,006,250 shares offered, and 1,186,036 shares, or 26.9%, owned after the offering.

         Evan E. Davis, age 64. Mr. Davis has been Chairman of the Company since its formation in 1981. He served as President of the Company from 1981 to June 1995. Mr. Davis' family founded the Bank in 1902. Mr. Davis has been a director of the Bank since 1957.

         John D. Kidd, age 58. Mr. Kidd has been President of the Company since 1995 and Chief Executive Officer since 1981. He has served as President of the Bank since October of 1991 and served as Chief Executive Officer and Executive Vice President since joining the Bank in 1970.

         Richard P. LeGrand, age 58. Mr. LeGrand has been Executive Vice President of the Company since October 1991. He has served as a Director of the Company since January 1987 and as a Director of the Bank since July 1993. Mr. LeGrand served as Senior Vice President of the Bank from February 1986 to October 1991, as Executive Vice President from October 1991 to September 1997, and as President since October 1997.

         Donna J. Lloyd, age 52. Ms. Lloyd joined the Bank in 1963. She has served as Vice President of the Bank since February 1984 and served as Assistant Vice President from February 1983 to February 1984.

                                  UNDERWRITING

         Pursuant to the Underwriting Agreement, and subject to the terms and conditions thereof, the Underwriters have agreed to purchase from the Selling Shareholders the Common Stock offered hereby. In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions contained therein, to purchase all shares of Common Stock offered hereby if any such shares are purchased.

         The Selling Shareholders have been advised that the Underwriters propose initially to offer the Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $_____ per share. The Underwriters may allow and such dealers may reallow a concession not in excess of $_____ per share to certain other dealers. After the shares are released for sale to the public, the offering price and such concessions may be changed.

         The offering of the shares of Common Stock is made for delivery when, as and if, accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offer without notice. The Underwriters reserve the right to reject any order for the purchase of the shares.

         Two of the Selling Shareholders have granted to the Underwriters an option, exercisable not later than 30 days from the date of this Prospectus, to purchase up to an additional 131,250 shares of Common Stock to cover over-allotments. To the extent that the Underwriters exercise this option, the Underwriters will have a firm commitment to purchase such shares and the Selling Shareholders will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of shares of Common Stock offered hereby. If purchased, the Underwriters will sell such additional shares on the same terms as those on which the shares are being offered.

         The Underwriting Agreement provides that the Selling Shareholders and the Company will indemnify the Underwriters and controlling persons, if any, against certain liabilities, including liabilities under the Securities Act, or to contribute to payments which the Underwriters or any such controlling persons may be required to make in respect thereof.

         The Underwriters are permitted to engage in certain transactions that stabilize the price of the Common Stock. If the Underwriters create a short position in the Common Stock in connection with the offering, i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus, the Underwriters may reduce that short position by purchasing Common Stock in the open market. The Underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

         In general, purchases of Common Stock for the purpose of stabilization or to reduce a short position could cause the price of the Common Stock to be higher than it might be in the absence of such purchases. Neither the Company nor the Underwriters makes any representation or predictions as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.


                                  LEGAL MATTERS

         The validity of the Common Stock offered hereby is being passed upon for the Selling Shareholders by Porter, Wright, Morris & Arthur, Columbus, Ohio. Certain legal matters will be passed upon for the Underwriters by Vorys, Sater, Seymour and Pease LLP, Cincinnati, Ohio.

                                     EXPERTS

         The consolidated financial statements as of December 31, 1997, and for each of the three years in the period ended December 31, 1997 incorporated by reference in this Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

================================================================================

         NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES, OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION MAY NOT BE LEGALLY MADE. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.


                                TABLE OF CONTENTS


                                                     Page
                                                     ----
Available Information............................      3
Information Incorporated by Reference............      3
The Company......................................      4
Cautionary Statement Concerning Forward
  Looking Statements.............................      5
Selected Consolidated Financial Data.............      6
Risk Factors.....................................      8
Price Range of Common Stock and Dividends........     11
Management Discussion and Analysis of
  Financial Condition and Results of Operations..     12
Selling Shareholders.............................     14
Underwriting.....................................     15
Legal Matters....................................     15
Experts..........................................     16

================================================================================

================================================================================


                                 875,000 SHARES



                                  COMMON STOCK



                                  ------------

                                   PROSPECTUS

                                  ------------



                               MCDONALD & COMPANY
                                SECURITIES, INC.


                                  ADVEST, INC.






                                  June __, 1998

================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.          OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions, if any. All amounts shown are estimates, except the SEC registration fee:

         SEC registration fee.....................................      $ 6,679
         Printing and engraving fee...............................       15,000
         Legal fees and expenses..................................       20,000
         Accounting fees and expenses.............................        5,000
         Blue Sky fees and expenses...............................        5,000
         Transfer agent and registrar fees and expenses...........        4,000
         Miscellaneous fees and expenses..........................        1,321
                  Total...........................................      $57,000
                                                                         ======

All the costs identified above will be paid by the Selling Shareholders.

ITEM 15.          INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         (a) Article VI of the Company's Regulations provides that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any action (other than an action by or in the right of the Company) by reason of the fact that the person was or is a director of the Company; or while a director of the Company such person was or is serving at the request of the Company as a director, officer, or in some other agency capacity for another entity. The Company may indemnify any person who was or is a party or is threatened to be made a party to any action (other than an action by or in the right of the Company) by reason of the fact that the person was or is an officer, employee or agent of the Company, or while an officer, employee or agent of the Company was or is serving at the request of the Company as a director, officer or in some other agency capacity for another entity. Indemnification covers expenses (including attorney's fees), judgments, fines and amounts paid in settlements if such an aforementioned person acted in good faith and in a manner in which they reasonably believed to be in or not opposed to the best interests of the Company; and, with respect to a criminal proceeding, the person had no reasonable cause to believe that the conduct was unlawful. The termination of an action by judgment, order, settlement or conviction, or upon a plea of nolo contendere, shall not, by itself, create a presumption about a person's state of mind.

         The Company may indemnify any person who was or is a party or is threatened to be made a party in an action by or in the right of the Company to procure a judgment in its favor by reason of the fact that the person is a director, officer, employee or agent, or is serving at the request of the Company as a director, officer or in some other agency capacity for another entity. In actions by the Company, indemnification covers expenses (including attorney's fees) incurred by a person in connection with defense or settlement of such action if they acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Company. No indemnification shall be made in respect of (1) any action as to which such person is adjudged to be liable for negligence or misconduct in the performance of their duties, unless and only to the extent the court in which such action was brought determines upon application that such person is reasonably entitled to indemnity for such expenses as the court shall deem proper; or (2) any action in which the only liability asserted against a director is pursuant to Section 1701.95 of the Ohio Revised Code dealing with liability for unlawful loans, dividends or distributions.

         Any indemnification shall be made by the Company only as authorized in the specific case upon a determination that the indemnification was proper because the person met the applicable standard of conduct set forth above. Such determination shall be made (1) by the Board of Directors by a majority vote of a quorum of disinterested directors; (2) in a written opinion by independent counsel; (3) by the shareholders; or (4) by the court where the action was brought. Any determination made by the disinterested directors or independent counsel shall be properly communicated to the person who threatened or brought the action by or in the right of the Company. Such person shall have the right, within ten days after notification, to petition the court to review the reasonableness of such determination. To the extent that a director or other person in an agency capacity has been successful on the merits or in defense of an action referred to above, that person shall be indemnified against expenses (including attorney's fees) reasonably incurred in connection with the action; this type of indemnification does not require an authorized determination by the Company.

         Expenses (including attorney's fees) incurred by a director in defending an action referred to above, except where the liability asserted against a director is pursuant to Section 1701.95 of the Ohio Revised Code, shall be paid by the Company as they are incurred in advance of the final disposition of the action, if the director agrees to repay such amount if it is proved that the director's action or failure to act was undertaken with deliberate intent to cause injury to the Company or with reckless disregard for the best interests of the Company. Expenses (including attorney's fees) incurred by a director or other person in an agency capacity in defending an action referred to above, including an action brought against a director pursuant to
Section 1701.95 of the Ohio Revised Code, may be paid by the Company as incurred before final disposition of the action as authorized by the directors if such person agrees to repay the Company if it is ultimately determined that the person is not entitled to be indemnified.

         The indemnification authorized by Article VI is not exclusive of, and is in addition to, any other rights granted to those seeking indemnification under the Company's regulations, common law and corporation law of the State of Ohio, or vote of shareholders or disinterested directors. Indemnification rights shall continue in the person who has ceased to be affiliated with the Company and shall inure to such person's heirs, executors and administrators.

         The Company may purchase insurance on behalf of any person who was or is a director, officer, employee or agent of the Company, or was or is serving at the request of the Company as director, officer or in some other agency capacity for another entity, against liability that is asserted or incurred by such person in any such capacity, whether or not the Company has the power to indemnify such person against liability under the provisions of Article VI. Under Section 1701.13 of the Ohio General Corporation Law, a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or who, while serving in such capacity, is or was at the request of the corporation, a director, officer, employee or agent of another corporation or legal entity or of an employee benefit plan, against liability asserted against or incurred by such person in any such capacity whether or not the corporation would have the power to provide indemnity under Section 1701.13 of the Ohio General Corporation Law.

         The above discussion of the Company's Regulations and of Section 1701.13 of the Ohio General Corporation Law is not intended to be exhaustive and is respectively qualified in its entirety by such Regulations and statute.


ITEM 16.          EXHIBITS.

      EXHIBIT                             EXHIBIT
      NUMBER                            DESCRIPTION
      ------                            -----------

      **1 Underwriting Agreement among the Selling Shareholders, McDonald & Company Securities, Inc., and Advest, Inc.

       *2(a) Agreement and Plan of Merger, dated April 28, 1997, between Oak Hill Banks and Unity Savings Bank (reference is made to
                  Exhibit 2(a) of the Registrant's 8-K, filed on October 14, 1997, and incorporated herein by reference).

       *2(b) Supplemental Agreement, dated April 28, 1997, among Oak Hill Financial, Inc., Oak Hill Banks, and Unity Savings Bank (reference is made to Exhibit 2(b) of the Registrant's 8-K filed on October 14, 1997, and incorporated herein by reference).

       *3(a) Second Amended and Restated Articles of Incorporation (reference is made to Form SB-2, Exhibit 3(i), File No. 33-096216 and incorporated herein by reference).

       *3(b)      Restated Code of Regulations (reference is made to Form SB-2,
                  Exhibit 3(ii), File No. 33-96216 and incorporated herein by reference).

       *4(a) Reference is made to Articles FOURTH, FIFTH, SEVENTH, EIGHTH, TENTH AND ELEVENTH of the Registrant's Restated Articles of Incorporation (contained in the Registrant's Restated Articles of Incorporation filed as Exhibit 3(a) hereto) and Articles II, III, IV, VI and VIII of the Registrant's Amended and Restated Code of Regulations (contained in the Registrant's Amended and Restated Code of Regulations filed as Exhibit 3(b) hereto).

       *4(b) Rights Plan, dated January 23, 1998, between Oak Hill Financial, Inc., and Fifth Third Bank, (reference is made to
                  Exhibit 4.1 to the Form 8-A, filed with the Securities and Exchange Commission on January 23, 1998 and incorporated herein by reference).

        5         Opinion of Porter, Wright, Morris & Arthur regarding legality.

      *23(a)      Consent of Porter, Wright, Morris & Arthur (included in
                  Exhibit 5)

       23(b)      Consent of Grant Thornton LLP.

       24         Powers of Attorney.

-----------------------------------

*Incorporated by reference as indicated
** To be filed by Amendment

ITEM 17.          UNDERTAKINGS.

         The undersigned Registrant hereby undertakes: (1) to file during any period in which offers or sales are being made, a post effective amendment to this registration statement: (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume or securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;
(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; (2) that for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jackson, State of Ohio, on June 9, 1998.


                                              OAK HILL FINANCIAL, INC.

                                              By:  /s/ John D. Kidd
                                                  -----------------------
                                                  John D. Kidd, President

          Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-3 has been signed by the following persons in the capacities and on the dates indicated.

       SIGNATURE                                   TITLE                                     DATE
       ---------                                   -----                                     ----
     /s/ John D. Kidd                  President, Chief                           )
----------------------------------     Executive Officer, Director                )      June 9, 1998
         John D. Kidd                  (Principal Executive Officer)              )
                                                                                  )
         *Evan E. Davis                Chairman of the Board                      )      June 9, 1998
----------------------------------                                                )
         Evan E. Davis                                                            )
                                                                                  )
         *Richard P. LeGrand           Executive Vice President and               )      June 9, 1998
----------------------------------     Director                                   )
         Richard P. LeGrand                                                       )
                                                                                  )
         *H. Tim Bichsel               Secretary and Treasurer                    )      June 9, 1998
----------------------------------     (Principal Financial and Accounting        )
         H. Tim Bichsel                Officer)                                   )
                                                                                  )
         *Barry M. Dorsey              Director                                   )      June 9, 1998
----------------------------------                                                )
         Barry M. Dorsey                                                          )
                                                                                  )
         *Rick A. McNelly              Director                                   )      June 9, 1998
----------------------------------                                                )
         Rick A. McNelly                                                          )
                                                                                  )
         *Donald R. Seigneur           Director                                   )      June 9, 1998
----------------------------------                                                )
         Donald R. Seigneur                                                       )
                                                                                  )
     /s/ H. Grant Stephenson           Director                                   )      June 9, 1998
----------------------------------                                                )
         H. Grant Stephenson                                                      )
                                                                                  )
         *C. Clayton Johnson           Director                                   )      June 9, 1998
----------------------------------                                                )
         C. Clayton Johnson                                                       )
                                                                                  )
         *D. Bruce Knox                Director                                   )      June 9, 1998
----------------------------------                                                )
         D. Bruce Knox                                                            )

*By  /s/ H. Grant Stephenson                                                             June 9, 1998
   -------------------------------------
   H. Grant Stephenson, Attorney-in-fact
      for each of the persons indicated

                                  EXHIBIT INDEX

EXHIBIT
NUMBER                            DESCRIPTION

  **1 Underwriting Agreement among the Selling Shareholders, McDonald & Company Securities, Inc., and Advest, Inc.

 *2(a) Agreement and Plan of Merger, dated April 28, 1997, between Oak Hill Banks and Unity Savings Bank (reference is made to Exhibit 2(a) of the Registrant's 8-K, filed on October 14, 1997, and incorporated herein by reference).

 *2(b) Supplemental Agreement, dated April 28, 1997, among Oak Hill Financial, Inc., Oak Hill Banks, and Unity Savings Bank (reference is made to
         Exhibit 2(b) of the Registrant's 8-K filed on October 14, 1997, and incorporated herein by reference).

* 3(a) Second Amended and Restated Articles of Incorporation (reference is made to Form SB-2, Exhibit 3(i), File No. 33-096216 and incorporated herein by reference).

* 3(b) Restated Code of Regulations (reference is made to Form SB-2, Exhibit 3(ii), File No. 33- 96216 and incorporated herein by reference).

 *4(a) Reference is made to Articles FOURTH, FIFTH, SEVENTH, EIGHTH, TENTH AND ELEVENTH of the Registrant's Restated Articles of Incorporation (contained in the Registrant's Restated Articles of Incorporation filed as Exhibit 3(a) hereto) and Articles II, III, IV, VI and VIII of the Registrant's Amended and Restated Code of Regulations (contained in the Registrant's Amended and Restated Code of Regulations filed as Exhibit 3(b) hereto).

 *4(b) Rights Plan, dated January 23, 1998, between Oak Hill Financial, Inc., and Fifth Third Bank, (reference is made to Exhibit 4.1 to the Form 8-A, filed with the Securities and Exchange Commission on January 23, 1998 and incorporated herein by reference).

   5     Opinion of Porter, Wright, Morris & Arthur regarding legality.

 *23(a)  Consent of Porter, Wright, Morris & Arthur (included in Exhibit 5)

  23(b)  Consent of Grant Thornton LLP.

   24    Powers of Attorney.

-----------------------------------------------

*Incorporated by reference as indicated
**To be filed by Amendment